

August 12, 2010

Michael Sawtell
Chief Executive Officer
DigitalPost Interactive, Inc.
4040 Barranca Parkway, Suite 220
Irvine, CA 92602

> **Re:** **DigitalPost Interactive, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 6, 2010**
> **File No. 000-53289**

Dear Mr. Sawtell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Your submission type does not appear to be a PREM 14C as it does not pertain to a merger, acquisition or disposition. In the future, please label your submissions as set forth on our website at: http://sec.gov/info/edgar/forms/edgform.pdf.

2.   Please advise why you have not included the disclosures required by our recent amendment to the proxy rules. Refer to SEC Release No. 34-61175 Proxy Disclosure Enhancements.

Amendment No. 2 to Our 2007 Incentive and Nonstatutory Stock Option Plan, page 2

3.   Please tell us whether you have any current plans, proposals or arrangements to grant any specific awards under the plan. If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time.

If you do have the present intention to make any specific grants, revise your disclosure to provide the information required by Items 10(a)(2) and 10(b)(2) of Schedule 14A.

4.   Please refer to Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares of common stock available for issuance under the Plan from 35,000,000 to 75,000,000. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking control of the company.

5.   Please file a complete copy of the plan as an appendix to your proxy statement. Refer to Instruction 3 to Item 10 of Schedule 14A.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3457 with any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel